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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November 2006


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)

           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                   -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No   X
                                  ------       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----


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Attached hereto and incorporated by reference is a press release dated November
7, 2006, relating to the Registrant's financial results for the third quarter of 2006. The press release contains non-GAAP financial information relating to the operating income and net income of Delta Galil for the third quarter of 2005, a period in which the Registrant recorded expenses relating to reorganization and impairment of assets. The Registrant believes that providing these measures gives a more complete description of the operating performance of the Registrant in the third quarter of 2006, compared to the same period in the previous year. The Registrant's management uses this non-GAAP measure in evaluating the performance of its operations.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      DELTA GALIL INDUSTRIES LTD.
                                      ---------------------------
                                             (Registrant)


                                   By: /s/ Miki Laxer
                                      ---------------
                                   Name:   Miki Laxer
                                   Title:  Controller

Date: Nov. 8, 2006

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